UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.

(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518, 333-278473, 333-285866, 333-290131 and 333-294763.

Exhibit

Exhibit 99.1	Press Release of the Company, dated May 11, 2026, “Check Point Software Technologies Announces $2.0 Billion Expansion of Share Repurchase Authorization”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Shira Yashar

Name:	Shira Yashar

Title:	General Counsel

Date: May 11, 2026

Exhibit

Exhibit 99.1	Press Release of the Company, dated May 11, 2026, “Check Point Software Technologies Announces $2.0 Billion Expansion of Share Repurchase Authorization”.